Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Monroe Bancorp
SEC Registration Statement No.: 333-170151

Old National Bancorp’s Acquisition of Monroe Bancorp
Receives Regulatory Approvals
Contacts:

Old National:	Financial Community: Lynell J. Walton — (812) 464-1366
Media Relations: Kathy A. Schoettlin — (812) 465-7269/ (812) 319-2711
Monroe Bancorp:	Mark Bradford, President & CEO: (812) 331-3455
Evansville & Bloomington, Ind. (December 15, 2010) Old National Bancorp (NYSE: ONB) and Monroe Bancorp (NASDAQ: MROE) jointly announced that the Federal Reserve Board has approved Old National Bancorp’s proposed acquisition of Monroe Bancorp. The companies also announced that the Office of the Comptroller of the Currency has approved the proposed merger of Monroe Bank, Monroe Bancorp’s bank subsidiary, into Old National Bank, the bank subsidiary of Old National Bancorp. As previously disclosed, the mergers are expected to be completed on January 1, 2011. The transaction remains subject to approval by the shareholders of Monroe Bancorp and the Indiana Department of Financial Institutions (IDFI), as well as the satisfaction of other closing conditions. Monroe Bancorp will hold its special meeting of shareholders tomorrow, December 16, at which the shareholders will vote on the proposed merger. Old National and Monroe also expect to receive the IDFI’s approval of the merger tomorrow, December 16.
“We’re extremely pleased that the Federal Reserve Board and the Office of the Comptroller of the Currency have responded with approval for this historic partnership,” said Bob Jones, Old National Bancorp President & CEO. “The fact that Old National is positioned to complete this acquisition by our target date of January 1, 2011, serves as a testament to our position of strength and stability, and our commitment to transparency.”
About Old National
Old National Bancorp, which celebrated its 175th anniversary in 2009, is the largest financial services holding company headquartered in Indiana and, with $7.5 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Illinois and Kentucky. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns one of the largest independent insurance agencies headquartered in Indiana, offering complete personal and commercial insurance solutions. For more information and financial data, please visit the Investor Relations section of the Company’s website at oldnational.com.
About Monroe
Monroe Bancorp, headquartered in Bloomington, Indiana, is an Indiana bank holding company with Monroe Bank as its wholly owned subsidiary. Monroe Bank was established in Bloomington in 1892 and offers a full range of financial, trust and investment services through its locations in

Central and South Central Indiana. The Company’s common stock is traded on the NASDAQ Global Stock Market under the symbol MROE.
Additional Information for Shareholders
In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a Proxy Statement of Monroe Bancorp (“Monroe”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Old National and Monroe have mailed the definitive Proxy Statement/Prospectus to shareholders of Monroe (which mailings were first made on or about November 15, 2010). Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC’s Internet site ( http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information,” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder Relations” and then under the heading “Financial Reports.”
Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 19, 2010. Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 29, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and Monroe’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and Monroe’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations), ability of Old National and Monroe to complete the proposed merger, changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of Old National’s or Monroe’s internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, and other factors identified in the companies’ periodic filings with the Securities and Exchange

Commission. These forward-looking statements are made only as of the date of this press release, and neither Monroe nor Old National undertakes any obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.
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